

February 16, 2010

Michael J. Mauceli
Manager
Reef Oil & Gas Partners GP, LLC
1901 N. Central Expressway – Suite 300
Richardson, Texas 75080

> **Re:** **Reef Oil & Gas Income and Development Fund III, L.P.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed January 11, 2010**
> **Response Letter Dated November 27, 2009**
> **Response Letter Dated January 11, 2010**
> **File No. 000-53795**

Dear Mr. Mauceli:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 11, 2010 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. We note your response to comment two of our letter dated December 16, 2009 which indicated that you would request a waiver of the requirement to provide the audited pre-acquisition financial statements of its predecessor. In a letter dated January 21, 2010, the Division's Chief Accountant's office responded that the staff did not find the reasons stated in your letter persuasive as a basis to waive the financial statements required for your predecessor. However, as noted previously, we may consider a request to waive the requirement to file these financial statements once all of the full fiscal years you present in an annual report contain the results of your predecessor.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3611 with any other questions.

  Sincerely,

  Anne Nguyen Parker
  Branch Chief